Filed Pursuant to Rule 424(b)(3)

Securities Act File No. 333-276061

Investment Company Act File No. 811-23920

Supplement Number 1

Dated December 13, 2024

To The Prospectus Dated June 29, 2024

Jackson Real Assets Fund

All changes are effective immediately.

Please delete all references to “JRAAX” and replace with “JRFAX.”

On the cover page accompanying the Prospectus, please delete the last bullet point and replace with the following;

●	Shares are speculative and involve a high degree of risk. See “Principal Risks.”

In the section, “Summary,” under the “Risk Factors” sub-heading, please add the following after the last bullet:

●	Inflation Risk – Inflation risk is the risk that the value of assets or income from investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of the Fund’s shares and distributions thereon can decline. Inflation risk is linked to increases in the prices of goods and services and a decrease in the purchasing power of money. Inflation may reduce the intrinsic value of an investment in the Fund.

In the section, “Principal Risks,” please add the following after the last paragraph:

Inflation Risk. Inflation risk is the risk that the value of assets or income from investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of the Fund’s shares and distributions thereon can decline. Inflation risk is linked to increases in the prices of goods and services and a decrease in the purchasing power of money. Inflation may reduce the intrinsic value of an investment in the Fund.

This Supplement is dated December 13, 2024.

Filed Pursuant to Rule 424(b)(3)

Securities Act File No. 333-276061

Investment Company Act File No. 811-23920

Supplement Number 1

Dated December 13, 2024

To The Statement of Additional Information Dated June 29, 2024

Jackson Real Assets Fund

All changes are effective immediately.

Please delete all references to “JRAAX” and replace with “JRFAX.”

In the section, “Investment Policies and Practices” under “Additional Information on Investment Techniques of the Fund and Related Risks,” please delete the last paragraph in “Leverage and Borrowing,” and replace with the following:

The Fund may also borrow money in order to repurchase its Shares or as a temporary measure for extraordinary or emergency purposes, including for the payment of dividends or the settlement of securities transactions which otherwise might require untimely dispositions of portfolio securities held by the Fund.

In the section, “Tax Considerations,” under “Fund Distributions,” please delete the first paragraph in the entirety and replace with the following:

Fund Distributions. The Fund intends to declare income dividends and distribute them to common shareholders semi-annually. Unless a shareholder elects otherwise, all distributions will be automatically reinvested in additional Shares of the Fund pursuant to the Fund’s dividend reinvestment plan. A shareholder whose distributions are reinvested in Shares under the dividend reinvestment plan will be treated for U.S. federal income tax purposes as having received an amount in distribution equal to the fair market value of the Shares issued to the shareholder, which amount will also be equal to the net asset value of such shares. For U.S. federal income tax purposes, all distributions are generally taxable in the manner described below, whether a shareholder takes them in cash or they are reinvested pursuant to the dividend reinvestment plan in additional shares of the Fund.

This Supplement is dated December 13, 2024.